March 25, 2025

Lowell Holden
Chief Financial Officer
Skkynet Cloud Systems, Inc.
2233 Argentia Road, Suite 302
Mississauga, Ontario
Canada L5N 2X7

       Re: Skkynet Cloud Systems, Inc.
           Form 10-K for the Fiscal Year Ended October 31, 2024
           Form 10-Q for the Fiscal Quarter Ended January 31, 2025 File No. 000-54747
Dear Lowell Holden:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-Q for the Period Ended January 31, 2025
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 12

1. In future filings, please expand your revenue discussion to provide additional details around trends impacting your results of operations and to quantify the extent to which changes are attributable to changes in price, volume, product or service offerings, or other market factors. For example, we note that your current disclosures attribute your
       31.3% increase in revenue to higher sales by Cogent but do not provide quantification, context, and clarity in regard to the underlying drivers. Refer to Item 303(b)(2)(iii) of
       Regulation S-K.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 March 25, 2025
Page 2

      Please contact Anastasia Kaluzienski at 202-551-3685 or Robert Littlepage at 202-
551-3361 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology